Exhibit 3.01

AMENDMENT TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

ACTIVE POWER, INC.

Section 3.3(a) of Article III of the Second Amended and Restated Bylaws of Active Power, Inc. (the “Company”), was amended and restated in its entirety by the Company’s Board of Directors on October 24, 2013 to read as follows:

“                           (a) Special meetings of the stockholders of the corporation may only be called, for any purpose or purposes, (i) by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption); or (ii) by the written request of one or more stockholders holding shares in the aggregate entitled to cast not less than 20% of the votes at that meeting. If any person(s) other than the Board of Directors calls a special meeting, the written request shall specify the general nature of the business proposed to be transacted; and such request shall be delivered personally or sent by registered mail to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the corporation.”